Exhibit 99.2

PRESS RELEASE

For immediate release

NuRAN Wireless Executes $6.5 Million Subscription Agreement

with Institutional Investor

Quebec, QC, Canada, August 4th, 2026 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a pioneering rural connectivity company and one of Africa’s fastest-growing Network-as-a-Service (“NaaS”) operators, is pleased to announce that it has entered into a definitive subscription agreement (the “Subscription Agreement”) with an institutional investor (the “Investor”) for a $6,500,001 investment in the Company (the “Financing”), the completion of which is expected to satisfy the final outstanding requirement for the listing of the Company’s common shares on the Nasdaq Capital Market.

The Last Step to Nasdaq

With SEC registration effective and the Company’s listing application under review, the remaining item required to complete the Nasdaq listing process is the satisfaction of Nasdaq’s applicable financial and shareholders’ equity listing standards. The Financing is structured specifically to address that requirement. On completion, the Company expects to have materially strengthened its balance sheet through a combination of new capital and a corresponding reduction in outstanding indebtedness, positioning NuRAN to satisfy the applicable Nasdaq initial listing criteria.

“This is the last piece of the puzzle,” said Francis Létourneau, Director and CEO of NuRAN Wireless. “We have spent years building a real operating business, meeting rigorous Canadian disclosure standards, and clearing every regulatory hurdle on the path to a U.S. listing. Our 40-F is effective, our application is with Nasdaq, and this financing is designed to satisfy the final outstanding requirement. We are now closer than we have ever been to bringing NuRAN’s story to American investors.”

Terms of the Financing

Pursuant to the Subscription Agreement, the Investor will subscribe for 1,529,412 Series A convertible preferred shares of the Company (the “Preferred Shares”) at a price of $4.25 per Preferred Share for aggregate consideration of $6,500,001. A portion of the aggregate subscription amount, being approximately $3.8 million, will be satisfied through the settlement of outstanding indebtedness of the Company held by the Investor, with the balance funded in cash. The Company may enter into subscription agreements with other holders of outstanding indebtedness on substantially the same terms, within the maximum number of Preferred Shares authorized for issuance.

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In connection with the Financing, the Company will also issue common share purchase warrants of the Company (the “Warrants”) in two series: 200,000 warrants exercisable at $10.00 per common share for a period of four years from issuance, and 1,329,412 warrants exercisable at $5.00 per common share for a period of five years from issuance. The Warrants will not be listed on any stock exchange.

The Preferred Shares will carry the dividend, conversion, redemption, liquidation, voting and other rights, privileges, restrictions and conditions to be attached to the Series A convertible preferred shares of the Company. A copy of the special rights and restrictions of the Series A convertible preferred shares has been filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and readers are referred to that document for the full particulars of the Series A convertible preferred shares.

The Company and the Investor have entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company will agree to file a resale registration statement with the SEC covering the common shares issuable on conversion of the Preferred Shares and on exercise of certain of the Warrants, within the timelines specified therein. A copy of the Registration Rights Agreement will be filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The net cash proceeds of the Financing will be used for ongoing development of the Company’s business growth and for general working capital purposes.

Closing

The Financing is expected to close in the coming weeks, subject to the satisfaction or waiver of customary closing conditions, including receipt of all necessary regulatory approvals. In addition, the obligation of the Investor to complete the Financing is conditional upon the Company having received confirmation from the Nasdaq Stock Market that the Company’s common shares have been approved for listing and will commence trading on the Nasdaq Capital Market. That condition is for the exclusive benefit of the Investor and may be waived by the Investor, in whole or in part, in its sole discretion.

The Company’s Nasdaq listing application remains under review and remains subject to Nasdaq’s satisfaction of all applicable listing requirements. No assurance can be provided that such listing will be obtained, or that the Financing will be completed on the terms described above or at all.

The securities to be issued under the Financing will be subject to a statutory hold period in Canada in accordance with applicable Canadian securities laws. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

PRESS RELEASE

About NuRAN Wireless

NuRAN Wireless (CSE: NUR) (OTC: NRRWF) (FSE: 1RN) is a fast-growing, mission-driven rural telecommunications company dedicated to delivering affordable 2G, 3G, and 4G wireless connectivity to remote and underserved communities worldwide. Through its scalable Network-as-a-Service (NaaS) model, NuRAN has deployed networks serving more than one billion people who lack reliable connectivity, driving economic development, digital inclusion, and social transformation across Africa and beyond. Bridging the Digital Divide, One Connection at a Time.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com

Tel: (418) 264-1337

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “may,” “would,” “could,” and similar expressions. Forward-looking statements in this news release include, without limitation, statements regarding: (i) the anticipated completion of the Financing and the timing thereof; (ii) the expectation that completion of the Financing will satisfy the final outstanding requirement for listing on the Nasdaq Capital Market, including the applicable financial and shareholders’ equity listing standards; (iii) the anticipated settlement of outstanding indebtedness in connection with the Financing and the possibility of additional debt settlements on similar terms; (iv) the expected use of the net cash proceeds of the Financing; (v) the entering into and filing of the Registration Rights Agreement and the filing of a resale registration statement with the SEC; (vi) the anticipated listing or trading of the Company’s common shares on the Nasdaq Capital Market; and (vii) the Company’s business strategy, growth objectives, and ability to expand its NaaS operations across Africa.

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These forward-looking statements are based on the beliefs, expectations, and opinions of management of the Company as of the date of this news release and are subject to a number of known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking statements, including, without limitation: (i) the risk that the Financing may not be completed on the terms described herein, or at all, including as a result of the failure to satisfy or obtain a waiver of the conditions to closing; (ii) the risk that, notwithstanding completion of the Financing, the Company may not satisfy all applicable Nasdaq listing standards; (iii) the risk that the Company’s common shares may not be approved for listing on the Nasdaq Capital Market on a timely basis, or at all; (iv) the risk that additional debt settlements may not be agreed or completed; (v) the risk that the Company may not satisfy its obligations under the Registration Rights Agreement within the timelines specified therein; (vi) risks related to the Company’s ability to continue to deploy and operate network infrastructure in multiple African jurisdictions, including regulatory, political, and operational risks; and (vii) general economic, market, and business conditions. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements, which are inherently uncertain and are based on information available to management as of the date hereof. The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement. The Company does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.